PROPOSED CONVENTION OF 2011 ANNUAL MEETING OF SHAREHOLDERS
China Technology Development Group Corporation (“CTDC” or “the Company”) today announced that, on October 10, 2011, the Company’s Board of Directors (the “Board”) approved the matters and business to be acted upon at the 2011 annual meeting of shareholders (the “2011 AGM”). The Board agreed that the 2011 AGM will be held at the Company’s offices located in Hong Kong on December 12, 2011, Hong Kong time and the close of business on October 10, 2010, New York time, has been fixed as the record date for the determination of shareholders entitled to receive the notice of and vote at the 2011 AGM or any adjournments thereof. The proxy statement and other proxy materials will be available on the Internet, or mailed to the shareholders upon request, around October 28, 2011, New York time.

About CTDC:
CTDC is a growing clean energy group based in China to provide solar energy products and solutions. CTDC’s major shareholder is China Merchants Group (http://www.cmhk.com), a stated-owned conglomerate in China. For more information, please visit our website at http://www.chinactdc.com.

Forward-Looking Statement:
It should be noted that certain statements herein which are not historical facts, including, without limitation, those regarding: A) the timing of product, service and solution deliveries; B) our ability to develop, implement and commercialize new products, services, solutions and technologies; C) expectations regarding market growth, prices, developments and structural changes; D) expectations regarding our product volume growth, market share, prices and margins; E) expectations and targets for our results of operations; F) the outcome of pending and threatened litigation; G) expectations regarding the successful completion of contemplated acquisitions on a timely basis and our ability to achieve the set targets upon the completion of such acquisitions; and H) statements preceded by “believe,” “expect,” “anticipate,” “foresee,” “target,” “estimate,” “designed,” “plans,” “will” or similar expressions are forward-looking statements. These statements are based on management’s best assumptions and beliefs in light of the information currently available to it. Because they involve risks and uncertainties, actual results may differ materially from the results that we currently expect. Factors that could cause these differences include the risk factors specified on our annual report on Form 20-F for the year ended December 31, 2010 under “Item 3.D Risk Factors.” Other unknown or unpredictable factors or underlying assumptions subsequently proving to be incorrect could cause actual results to differ materially from those in the forward-looking statements. The Company does not undertake any obligation to update publicly or revise forward-looking statements, whether as a result of new information, future events or otherwise, except to the extent legally required.